ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

September 4, 2009	Stephanie D. Miller 617-951-7892 617-235-0783 fax stephanie.miller@ropesgray.com

BY EDGAR

Jan Woo

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

Re: SMTC Corporation

Post-Effective Amendment No. 1 to Form S-1

Filed August 26, 2009

File No. 333-115400

Dear Ms. Woo:

On behalf of our client, SMTC Corporation (the “Company”), we are responding to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 1, 2009 with respect to the post-effective amendment to the registration statement referred to above (the “Amendment”). We have filed simultaneously with this letter a Post-Effective Amendment No. 2 that reflects our response. We have reproduced the text of the comment below, followed by the response that we have been authorized to make on behalf of the Company. The number corresponds to the number of the comment in the letter of the Staff.

We greatly appreciate the cooperation of the Staff in reviewing our response.

General

1.	It appears that you did not include or incorporate by reference an opinion by counsel as an exhibit to this post-effective amendment to Form S-1. We note that you included a legality opinion with the registration statement filed on June 25, 2004. Please refile the post-effective amendment to include the opinion as an exhibit.

-2-	September 4, 2009

Response:	The Company has filed an amended exhibit list in its Post-Effective Amendment No. 2, filed as of the date hereof, reflecting the incorporation by reference of the opinion filed with the registration statement filed on June 25, 2004.

If you should have any questions about this letter or require any further information, please call one of my colleagues (as I will be on vacation), Zach Blume at (617) 951-7663, Laurie Churchill at (617) 951-7453, or Brian C. Erb at (415) 315-6344.

Respectfully submitted,

Stephanie D. Miller

cc:	Jane Todd Brian Erb, Esq.